SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

3rd April 2003

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

CRH Annual General Meeting circular, Proxy Form and

2002 final dividend scrip documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date: 3rd April 2003	By:	/s/ M.P. Lee
M.P. Lee Finance Director Designate

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 of Ireland and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the Financial Services and Markets Act 2000) immediately.

If you have sold or transferred all of your registered holding of Ordinary Shares in CRH plc, please forward this document and the accompanying Proxy Form to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

plc

Annual General Meeting

Wednesday, 7th May 2003

CRH plc The International Building Materials Group

Registered Office

42 Fitzwilliam Square

Dublin 2

Ireland

Telephone + 353.1.634.4340

Fax + 353.1.676.5013

e-mail: crh42@crh.com

website: www.crh.com

Registered in Dublin, No. 12965

DIRECTORS:

P.J. Molloy Chairman

W.I. O’Mahony Chief Executive

B.T. Alexander (USA)

D. Dey (British)

D. Godson

B.G. Hill

T.W. Hill (USA)

D.M. Kennedy

H.E. Kilroy

K. McGowan

A. O’Brien

W.P. Roef (Dutch)

H.P. Sheridan

J.L. Wittstock (USA)

Secretary A. Malone

To the holders of Ordinary Shares and, for information only, to the holders of Preference Shares.

2nd April 2003

Dear Shareholder,

You will find set out on pages 3 and 4 of this document the Notice convening the Annual General Meeting of the Company (the “Meeting”) to be held on 7th May 2003.

Annual General Meeting

In addition to the ordinary business to be transacted at the Meeting (see Resolutions 1 to 5 in the Notice of Meeting), your Board proposes additional business as set out in Resolutions 6 and 7, which are summarised below.

Special Business

Shareholders are being asked to give the Company, or any of its subsidiaries, the authority to purchase up to 52,423,000 of its own shares, being 10% approximately of the issued Ordinary/Income Shares as at 3rd March 2003.

The authority being sought from shareholders provides that the minimum price which may be paid for such shares shall not be less than the nominal value of the shares and the maximum price will be 105% of the average market price of such shares over the preceding five days.

Shareholders are also being asked to pass a resolution authorising the maximum and minimum prices at which treasury shares (effectively shares purchased by it and not cancelled) may be re-issued off-market by the Company. If granted, these authorities will expire on the date of the Annual General Meeting in 2004 or 6th August 2004, whichever is the earlier.

The Directors do not have any current intention of exercising the power to purchase the Company’s own shares and will do so only if the Directors consider it to be in the best interests of the Company and its shareholders.

Recommendation

Your Directors believe that the resolutions to be proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and, therefore, recommend you to vote in favour of the resolutions. Your Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings of Ordinary Shares, amounting in total, on 3rd March 2003, to 2,659,459 Ordinary Shares, representing approximately 0.51% of the issued Ordinary share capital of your Company.

Yours faithfully,

P.J. Molloy

Chairman

2

NOTICE OF MEETING

The Annual General Meeting of CRH plc will be held at Jurys Hotel, Ballsbridge, Dublin at 3 p.m. on Wednesday, 7th May 2003 for the following purposes:

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31st December 2002.

2.	To declare a dividend on the Ordinary Shares.

3.	To re-elect the following Directors: Mr. D. Godson, Mr. H.P. Sheridan in accordance with Article 103.

4.	To authorise the Directors to fix the remuneration of the Auditors.

5.	To consider and, if thought fit, to pass as a Special Resolution:

That in accordance with the powers, provisions and limitations of Article 11(e) of the Company’s Articles of Association, the Directors be and they are hereby empowered to allot equity securities for cash and in respect of sub-paragraph (iii) thereof up to an aggregate nominal value of €8,912,000.

Special Business

6.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company and/or any subsidiary of the Company be generally authorised, pursuant to Section 215 of the Companies Act, 1990 (“the 1990 Act”), to make market purchases (as defined by Section 212 of the 1990 Act) of Ordinary Shares of the Company on such terms and conditions and in such manner as the Directors of the Company or the particular subsidiary of the Company may from time to time determine but subject to the provisions of the 1990 Act, the Articles of Association of the Company and to the following restrictions and provisions:-

(a)	for the purposes of this Resolution, and where the context so requires, an Ordinary Share of the Company shall include an Income Share;

(b)	the maximum aggregate number of Ordinary Shares authorised to be acquired pursuant to this Resolution is 52,423,000;

(c)	the minimum price which may be paid for any Ordinary Share shall be €0.34;

(d)	the maximum price which may be paid for any Ordinary Share (a “Relevant Share”) shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased as determined by the information published in the Irish Stock Exchange Daily Official List reporting the business done on each of those five business days;

(i)	if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii)	if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii)	if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported or if there shall not be any bid or offer price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent;

(e)	while the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the 1990 Act the authority conferred by this Resolution shall include authority to make market purchases of Relevant Shares on the London Stock Exchange plc provided that:-

(i)	any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto; and

3

(ii)	the maximum price which may be paid for any Relevant Shares so purchased shall be determined in accordance with paragraph (d) of this Resolution but deleting from that paragraph the reference to the Irish Stock Exchange Daily Official List and inserting instead reference to The Daily Official List of the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (d) and inserting instead the following:-

(iii)	if there shall not be any dealing reported for the day, the average of the prices quoted under the heading “Quotation” in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price;

and deleting from the last line thereof the reference to the Irish Stock Exchange and inserting instead reference to the London Stock Exchange plc;

(f)	the authority hereby granted shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 6th August 2004 unless previously varied, revoked or renewed by Special Resolution in accordance with the provisions of Section 215 of the 1990 Act. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Ordinary Shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

7.	To consider and, if thought fit, to pass as a Special Resolution:

That, subject to the passing of Resolution 6 at this meeting, for the purposes of Section 209 of the Companies Act, 1990 (“the 1990 Act”) the maximum and minimum prices at which treasury shares (as defined by Section 209 of the 1990 Act) may be reissued off-market shall be as follows:-

(a)	the maximum price shall be an amount equal to 120% of the Appropriate Price; and

(b)	the minimum price shall be an amount equal to 95% of the Appropriate Price.

For the purposes of this resolution the expression “Appropriate Price” shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued as determined from information published in the Irish Stock Exchange Daily Official List reporting the business done on each of those five business days:-

(i)	if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii)	if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii)	if there shall not be any dealing reported for the day the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent.

The authority hereby granted shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 6th August 2004, unless previously varied, revoked or renewed in accordance with the provisions of Section 209 of the 1990 Act.

For the Board, A. Malone, Secretary,

42 Fitzwilliam Square, Dublin 2.

2nd April 2003

Notes

(1)	The final dividend, if approved, will be paid on the Ordinary Shares on 12th May 2003.

(2)	Any member entitled to attend and vote at this Meeting may appoint a proxy who need not be a member of the Company.

(3)	Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6 p.m. on Monday, 5th May 2003 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(4)	The holders of preference shares, although entitled to receive copies of the reports and financial statements, are not entitled to attend and vote at this Meeting in respect of their holdings of such shares.

4

CRH plc The International Building Materials Group

Registered Office

42 Fitzwilliam Square

Dublin 2

Ireland

Telephone + 353.1.634.4340

Fax + 353.1.676.5013

e-mail: crh42@crh.com

website: www.crh.com

Registered in Dublin, No. 12965

DIRECTORS:

P.J. Molloy Chairman

W.I. O’Mahony Chief Executive

B.T. Alexander (USA)

D. Dey (British)

D. Godson

B.G. Hill

T.W. Hill (USA)

D.M. Kennedy

H.E. Kilroy

K. McGowan

A. O’Brien

W.P. Roef (Dutch)

H.P. Sheridan

J.L. Wittstock (USA)

Secretary A. Malone

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately. If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

To the holders of Ordinary Shares.

2nd April 2003

SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF

17.97 CENT PER SHARE TO BE PAID ON 12th MAY 2003

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the final dividend of 17.97 cent per share to be paid on the Ordinary Shares on 12th May 2003, subject to the approval of the dividend at the Annual General Meeting to be held on 7th May 2003.

The price of one New Share will be €12.75. Accordingly, your entitlement will be one New Share for every 88.689482 Ordinary Shares held where dividend withholding tax applies and for every 70.951586 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all Shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Corporate Registrars Plc at 01 810 2400. Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully,

P.J. Molloy

Chairman

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE

YEAR ENDED 31st DECEMBER 2002

1. Basis of Calculation

Shareholders on the Register on 14th March 2003, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 17.97 cent per Ordinary Share and a value for each New Share of €12.75. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 12th March 2003, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 88.689482 Ordinary Shares held where dividend withholding tax applies and for every 70.951586 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 7,389,297 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 1.41% in the Company’s existing issued Ordinary Share Capital. If all Shareholders elected to receive cash the amount payable by the Company would be €94,213,546.

2. Mandate Scheme

A Mandate may only be given in respect of all and not part of a Shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Corporate Registrars Plc by 12 noon on 25th April 2003 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Corporate Registrars Plc, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2002 final dividend the latest time and date is 12 noon on 25th April 2003.

3. If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 12th March 2003 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through whom the sale or transfer was effected.

4. Timetable of Events

Ordinary Shares quoted ex-dividend	12th March 2003
Record Date for Dividend	14th March 2003
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	2nd April 2003
Latest date for receipt of completed Election and Mandate Forms	25th April 2003
Latest date for receipt of notices of revocation	25th April 2003
Annual General Meeting	7th May 2003
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	9th May 2003
Despatch of definitive Share Certificates for New Shares	9th May 2003
Dividend payment date	12th May 2003
CREST accounts credited with New Shares	12th May 2003
Dealings expected to commence in the New Shares	12th May 2003

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 12th March 2003 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc

Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2.

2002 FINAL DIVIDEND – SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement

THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM

Box A Registered holding of Ordinary Shares on 14th March 2003	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*Net	cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 2nd April 2003 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:
(i)	To receive your maximum entitlement to New Shares in respect of the final dividend: take no action.

or

(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:
(i)	To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form.

or

(ii)	To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form.

or

(iii)	To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made.

or

(iv)	To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Corporate Registrars Plc, in the prepaid envelope provided, so as to arrive no later than 12 noon on 25th April 2003.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 14th March 2003, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2002, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)
Notes: 1.	All joint holders must sign.
2.	A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
3.	If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Corporate Registrars Plc, P.O. Box 7117,

Dublin 2. Tel. (01) 8102400, Fax (01) 8102422

CRH plc    Form of Proxy for the Annual General Meeting to be held on 7th May 2003

Please indicate with an “X” in the boxes below how you wish your votes to be cast.

Resolutions to be voted on are set out in detail in the Notice of the Meeting.			CRH plc Form of Proxy for Annual General Meeting

	For	Against	I/We the undersigned being an Ordinary shareholder/shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting*

1. Consideration of financial statements and Reports of Directors and Auditors	☐	☐

as my/our proxy to vote for me/us and on my/our behalf at the Annual

General Meeting of the Company to be held at 3 p.m. on 7th May 2003 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit.

Names of all jointholders, if applicable (in block letters)

2. Declaration of a dividend	☐	☐

3. Re-election of Directors:

(a) Mr D. Godson	☐	☐

(b) Mr H.P. Sheridan	☐	☐

4. Remuneration of Auditors	☐	☐

5. Disapplication of pre-emption rights	☐	☐

6. Authority to purchase own Ordinary/Income Shares	☐	☐	1.

7. Authority in relation to re-issue price range of treasury shares	☐	☐	2.

3.
4.
Signed:

Date:

Notes on completing proxy form:

1. * If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a shareholder of the Company, inserted instead.

2. Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. Unless otherwise directed and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

3. This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be deposited at the Company’s Registrars, Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, or the Registered Office of the Company not less than 48 hours before the time for holding the Annual General Meeting.

4. Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

5. In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

6. The return of a proxy form will not preclude any member from attending the Meeting, speaking and voting in person should he/she wish to do so.

CRH plc    Annual General Meeting 2003    Holder Ref:

Jurys Hotel, Ballsbridge, Dublin 4, 7th May 2003 at 3.00pm

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present

it personally to gain admittance to the meeting

Signature: